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John D. Amorosi
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4010 tel 212 701 5010 fax john.amorosi@davispolk.com

December 3, 2015

Re:	Letter (your “Comment Letter”) dated November 24, 2015 to Driehaus Capital Management LLC from the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”)

Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549

Attention:	Nicholas Panos
Bryan Pitko

Dear Messrs. Panos & Pitko:

We are submitting this letter on behalf of our client Driehaus Capital Managerment LLC (“Driehaus”) in response to your Comment Letter relating to the Notice of Exempt Solicitation that Driehaus filed on September 15, 2015 (the “Solicitation”) in connection with the proposed merger (the “Proposed Merger”) involving Towers Watson & Company (“Towers Watson”) and Willis Group Holdings, PLC (“Willis Group”).

For the reasons set forth below, the Rule 14a-2(b)(1) exemption and related Rule 14a-6(g) filing requirement should be read by the Staff to apply to the Solicitation. Any reading of Rule 14a-2(b)(1)(ix) that would capture this Solicitation and render the Rule 14a-2(b)(1) exemption inapplicable to the Solicitation is not only inconsistent with the text of the provision itself (and related SEC guidance), but is also in direct conflict with the longstanding Commission policy of encouraging shareholder engagement that does not involve deceptive practices.

For your convenience, we have summarized the facts related to this matter initially below and thereafter lay out the rationales as to why the Rule 14a-2(b)(1) exemption applies to the Solicitation and why Driehaus’ short position is not a substantial interest within the meaning of Rule 14a-2(b)(1)(ix).

John D. Amorosi	2	December 3, 2015

The Facts

Trading Activity by Driehaus

The Proposed Merger was announced on June 30, 2015. At the time of the announcement, under the terms of the transaction, Willis Group proposed to pay the Towers Watson shareholders cash and Willis shares with an aggregate value that represented an approximately 9% discount to the Towers Watson closing share price on the date immediately preceding the announcement. Starting on July 1, 2015, the day after the deal’s announcement, Driehaus began to accumulate its stake in Towers Watson ultimately acquiring 1,175,113 shares in Towers Watson. Driehaus last purchased Towers Watson shares on October 29, 2015. We have understood that Driehaus purchased its stake in Towers Watson in the belief that the terms of the Proposed Merger would need to be improved for the Towers Watson shareholders in order for them to approve the transaction.

Notwithstanding this thesis, starting in early September, Driehaus became worried about their unhedged equity exposure. At the time of the solicitation in mid-September, equity markets had just fallen precipitously in August and market volatility had spiked to multi-year highs. In addition, Driehaus became worried that its solicitation may prove unsuccessful and the deal might close as planned thereby presenting a risk of unhedged losses on its Towers Watson position. As a result, Driehaus began to take a short position in Willis Group shares in mid-September1 in order to hedge its long position in Towers Watson against this broader market risk and the risk that the transaction would be approved without any improvement in deal terms for Towers Watson shareholders.

We have also understood from Driehaus that hedging in this manner is consistent with the ordinary course investment strategy of the relevant mutual funds, particularly when it owns shares in a target company in stock-for-stock merger transactions like the Proposed Merger. Indeed, there are currently other examples in the Driehaus portfolios of this ordinary course hedging activity in other such transactions.

Contrary to abstract concerns that the Driehaus’ short position in Willis Group shares represented another bet, one premised on the belief that Willis Group share price would drop if it was forced to improve the terms of the Proposed Merger to garner Towers Watson shareholders support, we have understood from Driehaus that it strongly believed the opposite to be true, namely that Willis Group’s shares would increase in value if it improved the terms of their offer for Towers Watson. While this may initially seem counterintuitive, the rationale is rooted in the poor terms originally offered to Towers Watson shareholders. Because the original terms of the Proposed Merger did not offer the Towers Watson shareholders a merger premium (as is customary for targets in most M&A transactions), it was not clear that the deal would close as originally structured. This uncertainty was reflected in the fact that Towers Watson shares consistently traded above the offer made by Willis Group, which is unusual since typically target shares trade below the offer price. However, in Driehaus’ view, because investors view the deal as highly value-additive for Willis Group, the positive market sentiment resulting from an increased probability of deal closure as a result of improved terms was highly likely to overwhelm

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[1]	We have understood that Driehaus initiated its short position on September 11, 2015. Driehaus last added to its short position on October 29, 2015, at which point its total short position reached 2,686,443 shares of Willis Group.

John D. Amorosi	3	December 3, 2015

the net present value of the increase in merger consideration. And indeed, this is what happened. On November 19, 2015, Willis Group improved its offer to Towers Watson shareholders before the market opened. Immediately after improving the offer, Willis Group’s shares increased sharply, posting gains in each of the three following trading days and rising 3.9% over that span. Since Willis Group improved its offer, Driehaus has lost $3.5 million on its short Willis position as of market close on Tuesday, December 1, 2015.

The Solicitations by Driehaus and the Result

Driehaus’ first solicitation of Towers Watson was filed under Rule 14a-6(g) on September 15th. In this solicitation and the six other filed solicitations that followed, Driehaus urged Towers Watson shareholders to vote against the merger as proposed and argued that the deal terms needed to be improved in order for Towers Watson’s shareholders to approve the transaction. On November 4th, both Institutional Shareholder Services (“ISS”) and Glass Lewis recommended that the Towers Watson shareholders vote against the Proposed Merger while citing Driehaus’ arguments at length. On November 18th, Towers Watson adjourned its shareholders meeting without the Proposed Merger being approved. The next day, Willis Group increased the cash portion of the merger consideration to Towers Watson shareholders by over 100%, and, while the exchange ratio of the share portion of the merger consideration remained unchanged, the value of the share portion likewise increased because of the aforementioned appreciation in Willis Group’s equity price.

To summarize, since the date of Driehaus’ first letter, the Towers Watson shares have increased in value by 14.2%.2 However, because of its hedge in shorting Willis Group shares, Driehaus’ profit on its investment in Towers Watson is 4.9%. Specifically, Driehaus has thus far lost $10.5 million on Willis Group hedge, offsetting to a significant extent a $17.5 million gain on the long Towers Watson position.

We have understood from Driehaus that it engaged in these solicitations in order to voice its concerns over a flawed and self-interested deal. In this respect, we would note that Driehaus has never engaged in such activity before, but the circumstances surrounding this deal were, in its view, egregious enough that they felt that they would have been negligent as fiduciaries not to do so. In doing so, we would note that Driehaus did not hide any information from fellow shareholders, and indeed went out of its way to disclose that it held a short position in Willis Group, despite no express obligation to do so as the short position was merely ordinary course hedging activity directly related to its long Towers Watson position.

Legal Analysis

The Text of Rule 14a-2(b)(1) and Related SEC Guidance Supports the Application of the Exemption to this Solicitation

Rule 14a-2(b)(1) effectively provides an exemption to the proxy statement filing and delivery requirements where a disinterested person communicates with shareholders without seeking proxy authority. Clause (ix) of this Rule elaborates on the disinterested prong requirement noting that the exemption is not available to:

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[2]	Based on closing price of Towers Watson as of the day prior to our initial solicitation on September 15, 2015 and that closing price on December 1, 2015.

John D. Amorosi	4	December 3, 2015

Any person who, because of a substantial interest in the subject matter of the solicitation, is likely to receive a benefit from a successful solicitation that would not be shared pro rata by all other holders of the same class of securities, other than a benefit arising from the person's employment with the registrant . . . .

While there has been little interpretation of this provision, that which exists supports the conclusion that Driehaus qualifies as a disinterested person due to (a) its lack of a substantial interest in the subject matter of the Solicitation that is unrelated to its interests as a Towers Watson shareholder and (b) the fact that its short position in Willis Group is not likely to result in any benefit to Driehaus from a successful solicitation.

Driehaus’ Lack of a Substantial Interest That Is Unrelated to Its Interest as a Towers Watson Shareholder

Specifically, SEC Release 34-31326 provides that the substantial interest being targeted by Rule 14a-2(b)(1)(ix) does not include “an interest arising from the ownership of securities of the registrant.” This interpretation is reinforced by footnote 34 of Release 34-31326 which indicates that the applicable “substantial interest” standard is similar to that used in Item 5 of Schedule 14A which excludes “any interest arising from the ownership of securities of the registrant” from its definition of substantial interest. This language creates a strong inference that the substantial interest that is within the scope of Rule 14a-2(b)(1)(ix) is an interest that is unrelated to one’s interest as a shareholder in the company that is the subject of the solicitation. Indeed, the other prongs of Rule 14a-2(b)(1) elaborating on the types of persons for whom the exemption is unavailable (e.g., directors and officers of the registrant (clause (i)), possible interloping bidders (clause (v), etc.) likewise provide substantial support for the proposition that the “substantial interest” standard was intended to refer to interests unrelated to that of a shareholder in the registrant.

As noted above, Driehaus filed the Solicitation while maintaining both a long position in Towers Watson and a short position in Willis Group that was directly related to its long position in Towers Watson, as Driehaus effected the trade in order to manage the risk arising from its Towers Watson shareholdings. As a consequence, Driehaus does not have any substantial interest in the subject matter of the solicitation that does not arise from Driehaus’ ownership of Towers Watson shares.

Further, as described above, the hedge represented by Driehaus’ short position in Willis Group was effected in the ordinary course of business as a risk management device to satisfy Driehaus’ fiduciary obligations to its investors. Instruction 3 to Item 4 of Schedule 14A explicitly states that Items 4 and 5 of Schedule 14A be interpreted in a manner that excludes from the participant definition “any bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant.” While not directly on point, this reference to carving out ordinary course orders for the purchase or sale of securities by brokers or dealers provides further support for the notion that the proxy rules should not be interpreted in a manner that constrains ordinary course activities like the hedging effected by Driehaus while conducting an otherwise exempt solicitation that does not involve deceptive practices.

John D. Amorosi	5	December 3, 2015

Driehaus’ Short Position in Willis Group Is Not a Substantial Interest within the Meaning of Rule 14a-2(b)(1)(ix) Because It Is Not Likely to Result in any Benefit to Driehaus from a Successful Solicitation.

Driehaus’ short position in Willis Group is not a substantial interest within the scope of Rule 14a-2(b)(1)(ix) because it is not likely to result in any benefit to Driehaus from a successful solicitation. Rather, as noted above, Driehaus put on its hedge in shorting Willis Group in order to address the risk that its solicitation would NOT be successful. Further, for the reasons noted above, Driehaus believed that Willis Group shares would increase in value if the solicitation were to be successful and result in an increase in merger consideration making the deal more likely to occur. This would have (and indeed has) resulted in losses on its hedge position in the Wilis Group, not a gain, so, as a factual matter, this short hedging position in Willis Group is simply not likely to result in any benefit to Driehaus from a successful solicitation which likewise means that the hedging position is not a substantial interest that falls within the scope of Rule 14a-2(b)(1)(ix).

Commission Policy Favoring Shareholder Engagement Supports the Applicability of the Rule 14a-2(b)(1) Exemption to the Solicitation

The 1992 amendments to the proxy solicitation rules are a product of the Commission concluding that the proxy rules had “created unnecessary regulatory impediments to communications among shareholders.”3 The Commission determined that it was possible to protect shareholders from deceptive solicitation practices while “promoting free discussion, debate and learning among shareholders.”4 These policy aims provide additional support to our reading of Rule 14a-2(b)(1)(ix) as a provision intended to target substantial interests unrelated to one’s interests as a shareholder of the registrant and certainly not activities that are being undertaken by market participants in the ordinary course of their business.

Specifically, to read Rule 14a-2(b)(1)(ix) to capture ordinary course hedging activities related to one’s interests as a shareholder would have precisely the chilling effect on shareholder communications that the 1992 amendments sought to overcome as it would mean that shareholders who sought to speak their mind on an exempt basis may not be able to satisfy their fiduciary duties to clients to manage risk via ordinary course hedging transactions. The result of this interpretation would be to deter (and not to promote) “free discussion, debate and learning among shareholders” without any discernible benefit to the marketplace more generally.

Additionally, we note that Driehaus’ short position in Willis Group has not resulted in any deceptive practices as Driehaus has been transparent with the market about both its intentions and its activities. By way of example, this is not an instance of “empty voting” which is a term popularized by Professor Henry Hu to capture situations where voting and economic rights are separated and “an investor can vote despite having negative economic ownership, which gives the investor an incentive to vote in ways that reduce the company’s share price.”5 As an example of such behavior Professor Hu cites the unsuccessful takeover attempt by Mylan Laboratories (“Mylan”) of King Industries (“King”), in which Perry Capital became the single largest holder of Mylan while “fully hedg[ing] the market risk associated with its Mylan shares,” all

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[3]	SEC Final Rule Release Number 34-31326, at 3028, dated October 16, 1992.

[4]	Id. at 3036.

[5]	Henry T.C. Hu and Bernard Black, The New Vote Buying: Empty Voting and Hidden (Morphable) Ownership, Southern California Law Review, Vol. 79, pp. 811-908, 816 (2006).

John D. Amorosi	6	December 3, 2015

while owning seven million shares of King Industries.6 This led to a situation in which the hedge fund had 9.9 % voting interest in Mylan without any economic stake in its Mylan shares and would thus profit even if Mylan overpaid for King.7 Driehaus’ actions can easily be distinguished from such behavior. Driehaus’ short position has not created a situation where it lacks an economic interest in Towers Watson. Rather, Driehaus, like other Towers Watson shareholders, is still in a position to gain if the share price of Towers Watson increases in value, just to a lesser extent by virtue of its ordinary course hedging activity.

Further, we note that interpreting Rule 14a-2(b)(1)(ix) to capture this Solicitation would not result in any useful information being disclosed to the market. Nor would such an interpretation increase Driehaus’ liability beyond that already imposed by Rule 14a-9. The only material result of excluding this Solicitation from the exemption is a chill of current and future shareholder engagement and discussion that does not involve deceptive practices. Such a result is inconsistent with the broader Commission policy of creating rules that optimize shareholder welfare while minimizing unnecessary burdens on market participants. In SEC Release 33-7760, which announced revisions to Regulation M-A, the Commission put forth such a vision stating: “Our goals in proposing and adopting these changes are to promote communications with security holders and the markets, minimize selective disclosure, harmonize inconsistent disclosure requirements and alleviate unnecessary burdens associated with the compliance process, without a reduction in investor protection.”

Finally, we note that your Comment Letter was the result of information being brought to the Staff’s attention on or about the then-scheduled November 18th shareholder vote (since rescheduled to December 11th due to insufficient shareholder support for the deal) despite Towers Watson and other market participants being aware of our solicitation since September. Because the review of this issue is occurring on the eve of the rescheduled Towers Watson shareholder vote, the potential for suppressed shareholder debate is not hypothetical, but immediate. We therefore would respectfully request that the Staff respond as promptly as possible to enable further shareholder engagement prior to the December 11th vote on a transaction that both ISS and Glass Lewis continue to question as contrary to the interests of Towers Watson shareholders.8

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[6]	Id. at 816.

[7]	Id.
[8]	See, e.g., the ISS Research Note dated November 24, 2015.

John D. Amorosi	7	December 3, 2015

In summary, we do not believe that any reading of Rule 14a-2(b)(1)(ix) that would capture Driehaus’ hedge of its long position in Towers Watson is consistent with either the text of the rule (or SEC’s guidance on the issue) or the Commission’s policy goal of encouraging, not chilling, shareholder engagement that does not involve any deceptive practices. Accordingly, we respectfully urge the Staff to find the Rule 14a-2(b)(1) exemption applicable to this Solicitation.9

Sincerely,

/s/ John D. Amorosi

John D. Amorosi

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[9]	Attached as Exhibit A hereto is a written statement from Driehaus acknowledging the items that the Staff requested that Driehaus acknowledge in your comment letter.

John D. Amorosi	8	December 3, 2015

Exhibit A

The undersigned hereby acknowledges as follows:

•	the soliciting person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the submission; and

•	the soliciting person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DRIEHAUS CAPITAL MANAGEMENT LLC

By:	/s/ Janet McWilliams
Name:	Janet McWilliams
Title:	Managing Director & General Counsel